UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 000‑15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive
Santa Clara, California 95054‑1191

Financial Statements and Supplemental Information

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2017 and 2016 and for the
Years Ended December 31, 2017 and 2016

with Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Information
SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
As of December 31, 2017 and 2016 and for the
Years Ended December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
SVB Financial Group 401(k) and
Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2017 and 2016, the related Statements of Changes in Net Assets Available for Benefits for the years then ended December 31, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2017 and 2016, and the Changes in Net Assets Available for Benefits for the years then ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 and Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Campbell, California
June 22, 2018

We have served as the Plan's auditors since 2013.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets:
Investments, at fair value	$614,500,908	$483,379,987
Receivables:
Discretionary Employee Stock Ownership Plan and Profit Sharing contributions	4,373,916	3,484,704
Notes receivable from participants	6,547,400	6,599,394
Employer matching contributions	1,448,128	1,236,002
Other receivables	2,255	—
Total receivables	12,371,699	11,320,100
Total assets	$626,872,607	$494,700,087

Liabilities:
Administrative fees payable	$—	$230,317
Total liabilities	—	230,317
Net assets available for benefits	$626,872,607	$494,469,770
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2017	2016
Additions to net assets attributed to:
Investment and other income:
Dividends and interest on investments	$11,116,765	$13,474,401
Interest on notes receivable from participants	285,708	266,705
Net realized and unrealized increase in the fair value of investments	94,486,406	49,417,082
Total investment and other income	105,888,879	63,158,188

Contributions:
Participants	24,656,579	22,070,658
Discretionary Employee Stock Ownership Plan and Profit Sharing	4,373,916	3,484,704
Employer matching	15,737,222	14,529,851
Rollovers	4,897,875	2,252,557
Total contributions	49,665,592	42,337,770

Deductions from net assets attributed to:
Benefits paid to participants	23,138,980	35,169,772
Administrative fees and other	12,654	437,521
Total deductions	23,151,634	35,607,293
Net increase in net assets available for benefits	132,402,837	69,888,665

Net assets available for benefits:
Beginning of year	494,469,770	424,581,105
End of year	$626,872,607	$494,469,770
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2017 and 2016
1.    Description of the Plan
The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”), as amended from time to time. This description provides only general information. Participants should refer to the Plan document and the Summary Plan Description and Prospectus for the Plan to obtain a more complete description of the Plan’s provisions.
General
SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company. SVB Financial Group was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a diverse set of banking and financial products and services to clients across the United States, as well as in key international innovation markets. When we refer to “SVB Financial Group,” “SVBFG,” the “Company,” “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively, including Silicon Valley Bank (the “Bank”). Headquartered in Santa Clara, California, we operate in key innovation markets in the United States and around the world.
The Plan was originally established effective January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with and into the Plan. Effective January 1, 2003, the Silicon Valley Bank Money Purchase Pension Plan ("MPP") was merged with and into the Plan and assets were transferred to individual participant account balances in the Plan and designated as a subaccount to the Plan. All assets in the MPP subaccount are fully vested and we no longer make contributions toward the MPP. The Plan was most recently amended and restated, in its entirety, effective January 1, 2014 (except as otherwise specified therein or as required by applicable law) (“2014 Amendment”). The amended and restated Plan was filed as an exhibit included in our 2014 Annual Report on Form 10-K. The Plan has been further amended since the 2014 Amendment however these amendments did not result in any material modification of the Plan that would require us to file an amended and restated Plan.
The Plan is intended to be a tax-qualified profit sharing plan with a related tax-exempt trust under Code Sections 401(a) and 501(a), respectively, and includes a tax-qualified cash or deferred arrangement under Code Section 401(k), a matching contribution arrangement under Code Section 401(m), and includes discretionary profit sharing contributions. The Plan also is intended to be an employee stock ownership plan (“ESOP”) under Code Section 4975(e)(7) and Code Section 409(l) and to provide participant-directed investments in accordance with ERISA Section 404(c).
Administration of Plan
Under ERISA, we are the designated administrator of the Plan. Overall management and administration of the Plan is the responsibility of a committee appointed by us. For the 2016 plan year, Fidelity Management Trust Company (“Fidelity”) acted as trustee and custodian of the Plan and Fidelity Institutional Retirement Services Company acted as day-to-day recordkeeper of the Plan. Effective January 1, 2017, we appointed Vanguard Fiduciary Trust Company (“Vanguard”) to act as trustee and custodian to the Plan and the Vanguard Group, Inc. to act as day-to-day recordkeeper of the Plan.
Plan Year
The Plan year is the twelve-consecutive month period beginning each January 1 and ending each December 31.
Eligibility
Employees of the Company and its participating affiliates are eligible to become Plan participants on the first day of hire, or as soon as administratively practicable thereafter, so long as they meet certain eligibility requirements set forth in the Plan, including the minimum age of 18 years.

Contributions
Eligible employees may contribute up to 75% of their eligible compensation each pay period during a Plan year as employee pre-tax salary deferral contributions, Roth 401(k) contributions and after-tax deferrals. Pre-tax salary deferral and Roth 401(k) contributions are subject to applicable annual Internal Revenue Code ("IRC") contribution limits of $18,000 for both 2017 and 2016. Eligible employees who are age 50 or will reach age 50 before the close of a Plan year may also contribute up to 75% of their eligible compensation each pay period during the Plan year as catch-up contributions, either in the form of pre-tax or Roth 401(k), subject to applicable annual IRC contribution limits of $6,000 for both 2017 and 2016, respectively, as provided in IRC Section 414(v) and the Plan. Participants may also make rollover contributions of eligible amounts representing distributions from other eligible employer plans or eligible individual retirement accounts or annuities, as set forth in the Plan.
Employees who are newly hired or rehired as eligible employees automatically are enrolled in the Plan at a rate of 5% of their eligible pre-tax compensation unless they affirmatively elect to decline participation in the Plan or elect to participate at a different rate during the opt-out period specified by the Plan administrator.
We match 100% of employee salary deferral contributions up to the first 5% of eligible compensation or the Internal Revenue Section 401(a) compensation limit, whichever is less, on a pay period basis. Additionally, the Plan provides for a true-up matching contribution to be made at the end of the Plan year to ensure that eligible participants who elected to contribute 5% or greater of their eligible compensation throughout the Plan year receive the maximum matching contribution of 5% of eligible compensation determined as of the end of the Plan year. In order to receive a true-up matching contribution for any Plan year, a participant must meet certain eligibility requirements as set forth in the Plan. We may change the matching contribution rate at any time, subject to the limits of the Plan.
Any discretionary contributions made by us are allocated among the Plan participants based upon each participant’s eligible compensation. Under the Plan, these discretionary contributions may be made by us in two forms: (1) profit sharing contributions in the form of cash, and/or (2) employee stock ownership plan contributions in the form of SVBFG common stock through the SVB Company Stock Fund. We refer to both of these discretionary contributions collectively as “ESOP/Profit Sharing contributions.” ESOP/Profit Sharing contributions, which are determined based on our performance and the approval of the Compensation Committee of our Board of Directors, may range between 0% to 10% of eligible compensation. These ESOP/Profit Sharing contributions are made to eligible participants who must meet eligibility requirements as set forth in the Plan. For the 2017 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 1.63% of each participant's eligible compensation. The contribution was comprised of $2,576,911 of stock in the SVB Company Stock Fund and $1,797,005 in cash, after the reduction from use of forfeitures of $780,000. For the 2016 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 1.41% of each participant's eligible compensation. The contribution was comprised of $2,094,335 of stock in the SVB Company Stock Fund and $1,390,369 in cash, after the reduction from use of forfeitures of $704,000.
Total eligible employee contributions from pre-tax salary deferrals, Roth 401(k), after-tax deferrals, employer matching and ESOP/Profit Sharing Contributions are limited by the maximum annual IRC contribution limits, as provided in section 401(a)(17), of $54,000, or up to $60,000 for eligible employees age 50 or older for 2017, and $53,000, or up to $59,000 for eligible employees age 50 or older for 2016.
Participant Accounts
Each participant’s Plan account is credited with the participant’s contributions, our contributions and any investment gains or losses. The allocation of our contributions is based on participant-directed investment allocations, as provided in the Plan. Certain fees may be charged to participant accounts, as provided in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.

Vesting
Contributions made by Plan participants and our matching contributions plus actual earnings are immediately vested. Vesting in any discretionary ESOP/Profit Sharing Contributions made by us plus actual earnings is based on eligible participants’ years of vesting service, as defined in the Plan, in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 1 year	—%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100
In addition, a participant’s Plan account becomes fully vested during any Plan year upon his or her attaining the Plan's normal retirement age of 62 while employed by us or any of our affiliates, or the termination of his or her employment with us and our affiliates due to death or a qualifying disability or in connection with a qualifying termination following a change in control event, as set forth in the Plan.
Forfeited Accounts
Forfeited balances of terminated participants’ nonvested Plan accounts are used first to restore any previously forfeited amounts of rehired participants’ accounts and are then used to pay for the Plan’s administrative expenses or to reduce our future contributions to the Plan. The forfeiture balance at December 31, 2017 and 2016 was $719,847 and $688,071, respectively. For both 2017 and 2016, forfeitures were used to reduce our ESOP/Profit Sharing contributions to the Plan. No forfeitures were used to pay Plan administration expenses for the years ended December 31, 2017 and 2016.
Investment Options
All investment accounts are participant directed to either a) investments offered through the Plan or b) other permissible investments by way of a participant self-directed brokerage account ("SDBA"). Participants may elect to invest in any of the Plan’s investment options or SDBA in increments of 1% of their total contribution amounts, except that any new contributions allocated to the SVB Company Stock Fund (a fund primarily of shares of SVBFG common stock) are limited to 10% of the amount available for each participant to direct. Additionally, if a Participant's account contains more than 35% of their total account value in the SVB Company Stock Fund, no additional exchanges or contributions to the SVB Company Stock Fund are allowed. Gains or losses on these investments are applied to participants’ accounts as of the end of each trading day. Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by the Plan administrator and the recordkeeper.
Notes Receivable from Participants
Eligible participants may borrow from the vested portion of their total account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum generally equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under the Plan. A participant may have two outstanding loans at a time. Note transactions are treated as transfers between the investment funds and the notes receivable. Note terms may be up to five years for personal notes or up to 15 years for the purchase of a primary residence. The notes are secured by the vested balance in the participant’s account and bear fixed interest at a reasonable rate as determined by the Plan administrator, which is intended to provide a return commensurate with the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Interest rates for notes receivable ranged from 4.25% to 8.75% at both December 31, 2017 and 2016. Notes receivable at December 31, 2017 mature from January 12, 2018 to October 14, 2032. Principal and interest are generally paid ratably through semi-monthly payroll deductions.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions, upon the occurrence of a distributable event, based upon the terms of the Plan document.

Payment of Benefits
Upon a participant’s termination of employment with us and all of our affiliates, the participant may elect to have his or her vested Plan account balance be paid, as provided under the Plan, either: (i) in a single lump sum, (ii) in a partial lump sum of any amount, or (iii) with respect to his or her Money Purchase Pension Plan subaccount balance, if any, in the form of an annuity specified in the Plan. Except as otherwise required by law and the Plan, if the terminated participant’s vested account balance is more than $5,000, the participant generally may leave the account balance in the Plan until he or she elects a form of Plan distribution. If the terminated participant’s vested account balance is between $1,000 and $5,000, we will automatically rollover such amount to an individual retirement account on his or her behalf unless directed otherwise by the participant pursuant to the Plan's procedures, in compliance with applicable law. If the vested account balance is $1,000 or less, a lump sum distribution payment automatically will be made to the terminated participant, unless directed otherwise by the participant pursuant to the Plan's procedures.
Subject to the limitations set forth in the Plan, a participant also may receive an in-service withdrawal from certain portions of his or her vested Plan account and from his or her rollover contributions subaccount, if any, upon a financial hardship or attainment of age 59½ years.
2.    Summary of Accounting Policies
The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America (“GAAP”).
Basis of Financial Statement Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses
Plan administrative expenses may be paid by the Plan or by us. For the year ended December 31, 2017, substantially all administrative expenses were paid by us. For the year ended December 31, 2016, substantially all administrative expenses were paid by the Plan.
Investment Valuation and Income Recognition
The Plan’s investments are carried at fair value. When available, quoted market prices are used to value these investments. Shares of mutual funds are valued at the publicly quoted net asset value of shares held by the Plan at year-end. SVBFG common stock is valued based on its quoted closing market price. Money market funds are carried at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The net realized and unrealized increase or decrease in the fair value of investments includes gains and losses on investments held as well as bought and sold during the year and at year-end.
Payments of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
Participants may invest their Plan accounts in the investment options offered under the Plan consisting of various mutual funds and the SVB Company Stock Fund (which invests primarily in shares of SVBFG common stock). The mutual funds invest in stocks, bonds and other types of investment securities. SVBFG common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities' issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Plan's financial statements.
As noted above, the Plan holds investments in SVBFG common stock through the SVB Company Stock Fund and accordingly, Plan participants’ accounts that hold interests in the SVB Company Stock Fund are exposed to market risk in the event of a significant decline in the value of such stock.
Reclassifications
Certain prior period amounts have been reclassified to conform to current period presentations.
3.    Fair Value Measurements
We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant who holds the assets or owes the liability rather than an entity-specific measure.
There is a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The three levels for measuring fair value are based on the reliability of inputs and are as follows:
Level 1
Fair value measurements based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level 1 inputs. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment. Assets utilizing Level 1 inputs include mutual funds, SVBFG common stock and money market funds. In addition, the Plan offers a self-directed brokerage option that holds primarily common stock, mutual funds and exchange traded funds which are traded on an exchange or listed market.
Level 2
Fair value measurements based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. As of December 31, 2017 and 2016, the Plan did not hold any assets or liabilities utilizing Level 2 inputs.
Level 3
Fair value measurements derived from valuation techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions we believe market participants would use in pricing the assets. As of December 31, 2017 and 2016, the Plan did not hold any assets or liabilities utilizing Level 3 inputs.
There were no transfers between Levels 1, 2 or 3 during the 2017 and 2016 Plan years.
It is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value.

The Plan’s investments are recorded at fair value on a recurring basis. The following fair value hierarchy tables present information about assets that are measured at fair value on a recurring basis as of December 31, 2017 and 2016:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Mutual funds	$458,641,326	$—	$—	$458,641,326
Common stock	115,623,109	—	—	115,623,109
Money market funds	34,666,765	—	—	34,666,765
Self-directed brokerage accounts	5,569,708	—	—	5,569,708
Total investments	$614,500,908	$—	$—	$614,500,908

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Mutual funds	$352,524,148	$—	$—	$352,524,148
Common stock	95,281,428	—	—	95,281,428
Money market funds	35,574,411	—	—	35,574,411
Total investments	$483,379,987	$—	$—	$483,379,987

4.    Related Party Transactions
We are the Plan administrator (as designated under the Plan), and we believe that all SVBFG common stock transactions involving the Plan and investments managed by Vanguard, the Plan trustee, custodian and recordkeeper (as defined in the Plan) during 2017 and investments managed by Fidelity, the Plan trustee, custodian and recordkeeper during 2016, qualify as exempt party-in-interest transactions.
The Plan has an SVB Company Stock Fund, which consists of common stock issued by the Company and cash equivalents. The Plan’s investment in the SVB Company Stock Fund was $118.0 million and $96.8 million, which includes cash equivalents of $2.4 million and $1.5 million, respectively, at December 31, 2017 and 2016. The SVB Company Stock Fund represents approximately 19% and 20% of the Plan's net assets available for benefits at December 31, 2017 and 2016, respectively.
5.    Plan Termination
Although we have not expressed any intent to do so, we have the right to terminate the Plan or discontinue contributions, in accordance with the Plan and consistent with the provisions of ERISA, at any time and for any reason. In the event of a Plan termination, participants will become fully vested in their Plan accounts (if not already vested).
6.    Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") on July 25, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the IRC. The Plan administrator believes that the Plan, including amendments subsequent to the receipt of the favorable determination letter, continues to be designed and is currently being operated in material compliance with the applicable requirements of the IRC and that the trust, which is the legal entity in which the Plan assets are held, continues to be exempt from federal income and state franchise tax. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2017. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
EIN: 91-1962278, Plan # 001

For the Year Ended December 31, 2017

Plan Year	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments Included	Totals that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
			Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2016	$560,555	☒	$—	$560,555	$—	$—
2017	1,428	☒	—	1,428	—	—

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1962278, Plan # 001

As of December 31, 2017

Issuer	Description of Investment	Number of Shares	Current Value
	Registered investment companies:
Dimensional Fund Advisors	U.S. Small Cap Value Portfolio Institutional Class	405,382	$15,372,083
Boston Financial	Dodge & Cox Stock Fund	132,199	26,917,062
MetWest	Total Return Bond Fund	2,273,094	24,231,178
Oppenheimer	International Diversified Fund Class I	1,631,098	30,191,629
PRIMECAP	Odyssey Growth Fund	1,409,691	52,511,008
T. Rowe Price	New Horizons Fund	369,483	19,445,891
* Vanguard	Vanguard Total International Stock Index Fund Admiral Shares	309,447	9,444,335
* Vanguard	Vanguard Institutional Index Fund Institutional Shares	286,500	69,751,330
* Vanguard	Vanguard Extended Market Index Fund Institutional Shares	562,804	47,697,608
* Vanguard	Vanguard Total Bond Market Index Fund Institutional Shares	955,122	10,267,559
* Vanguard	Vanguard Institutional Target Retirement 2015 Fund	67,432	1,482,840
* Vanguard	Vanguard Institutional Target Retirement 2020 Fund	680,805	15,338,547
* Vanguard	Vanguard Institutional Target Retirement 2025 Fund	665,569	15,214,911
* Vanguard	Vanguard Institutional Target Retirement 2030 Fund	918,934	21,245,758
* Vanguard	Vanguard Institutional Target Retirement 2035 Fund	713,560	16,675,908
* Vanguard	Vanguard Institutional Target Retirement 2040 Fund	1,003,211	23,695,849
* Vanguard	Vanguard Institutional Target Retirement 2045 Fund	889,759	21,176,261
* Vanguard	Vanguard Institutional Target Retirement 2050 Fund	944,829	22,505,823
* Vanguard	Vanguard Institutional Target Retirement 2055 Fund	341,253	8,142,293
* Vanguard	Vanguard Institutional Target Retirement 2060 Fund	49,988	1,192,706
* Vanguard	Vanguard Institutional Target Retirement 2065 Fund	7	148
* Vanguard	Vanguard Institutional Target Retirement Income Fund	285,609	6,140,599
	Total registered investment companies		458,641,326

	Common stock:
* SVB Financial Group	SVB Financial Group common stock	494,602	115,623,109
	Participant-directed brokerage accounts:
* Participant Accounts	Self-Directed Brokerage Accounts	—	5,569,708
	Money market funds:
* Vanguard	Vanguard Federal Money Market Fund	34,666,765	34,666,765
	Total investments		614,500,908

	Notes receivable from participants:
* Participant Loans	526 notes with interest rates ranging from 4.25% to 8.75% and maturity dates ranging from January 12, 2018 to October 14, 2032	—	6,547,400

	Total		$621,048,308

* Denotes party-in-interest to the Plan.

Index to Exhibits

Exhibit No.	Description	Filed Herewith
23.1	Consent of Moss Adams LLP, independent registered public accounting firm	X

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By:	SVB Financial Group,
as Plan administrator

Date: June 22, 2018	By:	/s/ KAMRAN HUSAIN
	Name:	Kamran Husain
	Title:	Chief Accounting Officer and Principal Accounting Officer
Date: June 22, 2018	By:	/s/ CHRIS EDMONDS-WATERS
	Name:	Chris Edmonds-Waters
	Title:	Chief Human Resources Officer